Exhibit 99.3

Background

Philips has signed an agreement to acquire BioTelemetry. Until closing, the companies will remain separate entities and continue to operate independently, as they always have. Following closing of the sale, Philips will integrate the BioTelemetry operations into its global connected care business.

1.	What was announced?

•	We announced that BioTelemetry will be acquired by Philips and will become part of Philips’ market-leading connected care business.

•	Philips has the scale and resources to expand our innovation and highly differentiated product.

•	Our two companies are an excellent fit, as we have a shared view on the importance of innovation, as well as a shared focus on improving patients’ lives around the world.

•	Until the transaction closes, which we expect to occur in the first quarter of 2021, BioTelemetry will continue to operate as an independent company, and it will be business as usual.

2.	When do you anticipate the deal closing?

•	Following meeting all terms and conditions of the agreement, we anticipate a closing in the first quarter of 2021.

3.	Why did BioTelemetry sell to Philips?

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Philips approached us with an offer to buy the BioTelemetry business that we believe is in the best interest of BioTelemetry stakeholders and the company. Joining with Philips will help the BioTelemetry business advance and take its achievements to a higher level.

•	Our two companies are an excellent fit. Together, we will accelerate Philips’ quadruple aim of improved patient experience, better health outcomes, improved staff experience, and lower cost of care.

•	As a result of this acquisition, following meeting all terms and conditions of the agreement, the expanded group under Philips will offer the broadest connected care portfolio in the world.

4.	Who is Philips?

•	Philips is a leading health technology company headquartered in Amsterdam, with a rich history of innovation, a market-leading connected care business and operations in more than 100 countries.

•	Philips envisions a future in which it will provide an array of hospital-to-home monitoring solutions through wearable sensors and AI-based data analytics.

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Philips has a global leadership position in patient care management across care settings, such as the ICU, general ward and the home, where Philips combines telehealth, real-time patient monitoring and therapeutic devices with informatics and deep clinical insights to improve the patient and staff experience, and enhance clinical outcomes and productivity.

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With an innovative portfolio of integrated patient monitoring systems, wired and wearable sensors and advanced patient analytics, Philips’ technologies monitor approximately 300 million patients annually.

•	Our highly differentiated monitoring and innovation represent a significant opportunity to help make Philips’ compelling vision a reality.

•	Our two companies are an excellent fit, as we have a shared view on the importance of innovation, as well as a shared focus on improving patients’ lives around the world.

5.	Why are we being acquired by Philips?

•	We believe the transaction will deliver compelling value to all BioTelemetry stakeholders.

•	In addition, Philips has the scale and resources to expand our innovative and highly differentiated product.

•	Given Philips’s global capabilities, the work we are doing for our customers and patients will continue to flourish, in many cases, beyond what we could accomplish as a standalone company.

•	Our companies are an excellent fit, as we have a shared view on the importance of innovation, as well as a shared focus on improving patients’ lives around the world.

6.	How much did Philips pay for BioTelemetry?

•	Philips will acquire BioTelemetry for $72.00 per share, or approximately $2.7 billion dollars.

7.	Do you expect that there will be changes to our roles?

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Our business is driving tremendous growth, and we need to keep all our teams focused on the deliverables we have set out to achieve. That stated, we know that joining Philips may be a distraction to the business; so, learning from the best practices of previous integrations, we will set up dedicated integration work streams.

•	Our Business Integration Leader will be Jason Herpel.

•	Please keep in mind that today is only sign day, and there are still many details to be worked out as we drive toward the close of the transaction.

•	In the coming weeks and months, we will provide periodic updates as additional details are available.

8.	Will there be any changes to compensation or benefits plans?

•	It is ‘business as usual’ and there are no changes to our organization or benefits at this time.

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There will be an HR integration work stream forming during the sign and the close and that team will look into comparing the benefits programs of both companies. As soon as there is more clarity on the exact timeline, we will share this with the employees and keep the team informed throughout the integration process.

•	At close (often referred to as “Day 1”), all BioTelemetry employees will become part of the Philips family.

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While we are limited as to how much we can do due to antitrust in the sign to close period, our HR work streams will begin to look at how to drive the transfer of employees from one team to another. We will guide you through this process once we know more.

•	As the transaction has not closed, we cannot share any specific details or commitments on compensation or benefits plans.

•	Please keep in mind that today is only sign day, and there are still many details to be worked out as we drive toward the close of the transaction.

•	In the coming weeks and months, we will provide periodic updates as additional details are available.

9. Will members of the BioTelemetry’s leadership team be staying on after the transaction?

•	Philips has great respect for the BioTelemetry leadership team. This transaction is about delivering significant benefits to employees, customers and patients.

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Please keep in mind that today is only sign day, and we are just now able to begin conversations with leaders - there are still many details to be worked out as we drive toward the close of the transaction.

10.	What does this mean for us?

•	While this is a significant milestone for us, it is just the first step towards bringing our companies together.

•	With that said, we do expect exciting career opportunities for many BioTelemetry employees as part of a larger, more diverse global company.

•	Our two companies have a shared view on the importance of people and our customers, and we expect a smooth transition.

•	Until the transaction closes, which we expect to occur in the first quarter of 2021, BioTelemetry will continue to operate as an independent company, and it will be business as usual.

•	We will begin to form a joint integration team to plan for a successful transition after the closing.

11.	Am I now a Philips employee?

•	No, you are not a Philips employee. At this point, we have announced only Philips’ agreement to acquire BioTelemetry.

•	We will provide updates at the close of the transaction.

12.	Do you expect that there will be layoffs?

•	This transaction is about delivering significant benefits to employees, customers and patients.

•	Importantly, Philips has great respect for our talented team, and we expect exciting career opportunities for many BioTelemetry teammates as part of a larger, more diverse global company.

•	At close, the Philips HR team will be able to meet with BioTelemetry employees.

•	Our two companies have a shared view on the importance of innovation, and we expect a smooth transition.

•	Please keep in mind that today is only the beginning of our coming together, and there are still many details to be worked out.

•	We will provide updates at the close of the transaction.

13.	I have a vacation planned. Should I continue with those plans to be away from work?

•	Yes! Philips shares BioTelemetry’s commitment to work-life balance and enjoying time away from work. Please continue with all planned time off as agreed with your manager.

•	If the close of the transaction happens while you are away, we will provide updates via email and personal outreach.

•	If you have any questions, please contact HR.

14.	Who will lead the BioTelemetry business at Philips?

•	Philips’ Connected Care business is led by Roy Jakobs. At close, the BioTelemetry team will report into Roy as a new business; more details on the business leader will be announced at close.

15.	Will my job change?

•	Philips is interested in the great work that the BioTelemetry team is doing, and it is important that we stay focused on our day-to-day deliverables and goals as they are today.

•	We will provide updates at the close of the transaction.

16.	What is Philips’ guidance on updating social media?

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At the close of the transaction, we welcome you to update your LinkedIn profile to reflect that you are an employee of Philips. However, we would ask that you exercise discretion in posting to other social channels (i.e. Twitter, Facebook, etc.) until you have been versed on Philips social media guidelines. As the Coronavirus continues to affect countless people and communities around the world, it’s so important that we all take extra care right now when engaging on social media. Please think carefully about what (indirect) message you may be sending before commenting on, liking or (re)sharing a post. We should never seek to exploit public health emergencies. While this is a very exciting time for us in welcoming the BioTelemetry team to Philips, we want to avoid any perception that we’re coming across as opportunistic or insensitive. More details on updating social media and Philips guidelines will be shared at the close.

17.	Can I share this news on social media?

•	It is ok to “like” an official post from BioTelemetry or Philips, but please refrain from adding any additional commentary to the post or beginning any new discussions on the topic.

18.	Should I update my LinkedIn profile, or can I post about this news on social media?

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At this point, we have only announced Philips’ agreement to acquire BioTelemetry. As the transaction has not yet closed, please do not make any edits to your social media profiles or post on this news.

•	We will provide additional updates and guidance at the close of the transaction.

19.	I have business travel planned for BioTelemetry. Should I change my plans?

•	Please check with your manager for guidance. However, given the Coronavirus precautions, we would suggest that travel is limited to only customer-critical / exceptional business needs.

20.	Where will the combined Company be headquartered?

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Philips is a global company with teammates dispersed throughout the world. Real estate and providing a good working environment for the teams is always something that’s evaluated as part of acquisitions.

•	This is something that the integration team will investigate and address as part of the integration process once the transaction has closed.

•	There are still many details to be worked out as we drive toward the close of the transaction and we will share more information as soon as it’s available.

21.	When will the BioTelemetry and Philips teams be able to sell the other’s respective products?

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At this time, we have just signed the agreement and it will remain business as usual until the transaction closes and our businesses begin to integrate. Both teams are continuing to sell their current, respective offerings, while also keeping customers first, maintaining contractual obligations and honoring all services contracts.

22.	Will we continue to sell the BioTelemetry solutions as is?

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Yes! At this point, there is no change to what we are selling in the market. Our sales teams have important sales targets to reach in 2020/ 2021 and those targets are still very important for us to achieve as a team.

•	We will provide additional commercial updates at the close of the transaction.

23.	How will this benefit customers?

•	As part of the Philips team, BioTelemetry will have the opportunity to deliver even more options and services to our customers.

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We intend to build upon Philips’ leadership in the Healthcare market and offer cutting-edge tools and techniques to expand Philips’ global leadership in patient care management solutions for the hospital and the home.

•	Together, we will have the scale and resources to expand our portfolio of innovative and highly differentiated products.

24.	I have a customer meeting planned, should I continue to hold that meeting?

•	Yes! It is important to operate as business as usual. Please continue with your customer meetings, as planned.

25.	What should I say if my customer asks if this transaction will affect their relationship with BioTelemetry?

•	You can tell customers that, until the transaction closes, we will continue to operate as an independent company and there will be no changes to our relationship with them.

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Our top priority is to continue providing the same innovative products and high level of service that our customers expect from us, and we anticipate a seamless transition once the transaction is completed.

26.	When will the transaction be completed?

•	We expect the transaction to close in the first quarter of 2021.

•	Until that time, BioTelemetry will continue to operate as a business independent of Philips, and it will be business as usual.

27.	What are the plans for integrating the two companies?

•	We will begin to form a joint integration team to plan for a successful transition after the closing.

•	Please keep in mind that today is only sign day, and there are still many details to be worked out.

28.	What will happen to the BioTelemetry name?

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In an effort to align ourselves under a larger common identity—taking full advantage of the Philips brand equity going forward, after the close of the transaction, in time, we will refer to our business as Philips and will be using Philips branding.

•	Please keep in mind that today is just the sign of the transaction and there are many details to be worked out as we work to a close and integrate our business and teams.

•	We will provide updates at the close of the transaction.

29.	Do I have to reach out to anyone to let them know about this news, such as suppliers or customers who I work with?

•	The BioTelemetry and Philips leaders will work together on a comprehensive plan to communicate with all customers, vendors and suppliers via calls and letters at both sign and close.

•	Please do not share this news with customers or supplies proactively as our leaders and commercial teams reach out, but if you do receive questions, please use the attached talking points as guidance.

30.	What should I say if I’m contacted by media, the financial community or other third parties about the transaction?

•	It is important that we speak with one voice. Consistent with company policy, if you receive any inquires please do not comment, and forward those inquiries to Heather Getz.

31.	Do we expect any delay in the close or integration due to the Coronavirus (COVID-19) outbreak?

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The Coronavirus is near top-of-mind for all our employees and friends across the globe, but at the same time, we must continue with our business as healthcare and access has never been more important. We were able to sign the acquisition amid the outbreak and Philips is prepared to welcome the BioTelemetry team once we close. That stated, we are delaying the face-to-face meetings we had considered to meet each other and, instead, will leverage technology to ensure that we connect virtually to begin to communicate with each other as we close and then integrate.

Important Information

The tender offer described in this communication (the “Offer”) has not yet commenced, and this communication is neither an offer to purchase nor a solicitation of an offer to sell any shares of the common stock of BioTelemetry or any other securities. On the commencement date of the Offer, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, will be filed with the United States Securities and Exchange Commission (the “SEC”) by Philips and a Solicitation/Recommendation Statement on Schedule 14D-9 will be filed with the SEC by BioTelemetry. The offer to purchase shares of BioTelemetry common stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed as a part of the Schedule TO. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ BOTH THE TENDER OFFER STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE OFFER, AS THEY MAY BE AMENDED FROM TIME TO TIME, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The tender offer statement will be filed with the SEC by Davies Merger Sub, Inc., a wholly owned subsidiary of Philips Holding USA Inc., which is a wholly owned subsidiary of Royal Philips, and the solicitation/recommendation statement will be filed with the SEC by BioTelemetry. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to the Information Agent for the Offer, which will be named in the tender offer statement.

Forward-looking statements

This communication may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items, including without limitation completion of the Offer and merger and any expected benefits of the merger, and certain forward-looking statements regarding BioTelemetry, including without limitation with respect to its business, the Offer and merger, the expected timetable for completing the transaction, and the strategic and other potential benefits of the transaction. Completion of the Offer and merger are subject to conditions, including satisfaction of a minimum tender condition and the need for regulatory approvals, and there can be no assurance that those conditions can be satisfied or that the transactions described in this communication (the “Transactions”) will be completed or will be completed when expected. Often, but not always, forward-looking statements can be identified by the use of words such as “plans,” “expects,” “expected,” “scheduled,” “estimates,” “intends,” “anticipates,” “projects,” “potential,” “continues” or “believes,” or variations of such words and phrases, or by statements that certain actions, events, conditions, circumstances or results “may,” “could,” “should,” “would,” “might” or “will” be taken, occur or be achieved. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, (i) the risk that not all conditions of the Offer or the merger will be satisfied or waived; (ii) uncertainties relating to the anticipated timing of filings and approvals relating to the Transactions; (iii) uncertainties as to the timing of the Offer and merger; (iv) uncertainties as to how many of BioTelemetry’s stockholders will tender their stock in the Offer; (v) the possibility that competing offers will be made; (vi) the failure to complete the Offer or the merger in the timeframe expected by the parties or at all; (vii) the outcome of legal proceedings that may be instituted against BioTelemetry and/or others relating to the Transactions; (viii) the risk that the Transactions disrupt current plans and operations of BioTelemetry and adversely affect its ability to maintain relationships with employees, customers, or suppliers; (ix) the possibility that the parties may be unable to achieve expected synergies and operating efficiencies within the expected time-frames or at all and to successfully integrate BioTelemetry’s operations into those of Philips; (x) the successful implementation of Philips’ strategy and the ability to realize the benefits of this strategy; (xi) domestic and global economic and business conditions; (xii) market and supply chain disruptions due to the COVID-19 outbreak; (xiii) regulatory developments affecting Philips’ and or BioTelemetry’s actual or proposed products or technologies; (xiv) political, economic and other developments in countries where Philips operates; (xv) unpredictability and severity of catastrophic events or epidemics, pandemics or similar public health events (including the COVID-19 outbreak); (xvi) industry consolidation and competition; (xvii) the possibility that Philips’ business and/or BioTelemetry’s business will be adversely impacted during the pendency of the Transactions and (xviii) other risk factors described in BioTelemetry’s Annual Report on Form 10-K and Quarterly Reports on Form 10-Q filed with the SEC. Any forward-looking statements in this communication are based upon information known to Philips on the date of this announcement. Readers are cautioned not to place undue reliance on any of these forward-looking statements. These forward-looking statements speak only as of the date hereof. Neither Philips nor BioTelemetry undertakes any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.